UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number

001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-229083, 333-219614 and 333-212432).

As previously reported, Cellect Biotechnology Ltd. (the “Company”) is exploring strategic alternatives focused on maximizing shareholder value. To conserve cash and concentrate its resources on its essential research and development activities, on June 2, 2019, the Company’s board of directors approved a cost reduction program that includes a reduction of workforce by approximately 40%, salary reductions for remaining employees together with the grant to the Company’s Chairman, Chief Executive Officer and Chief Financial Officer and certain other employees of options to purchase an aggregate of 650,000 American Depositary Shares (“ADSs”) representing 13,000,000 ordinary shares at an exercise price of $0.776 per ADS.

As part of the cost reduction program, the Company’s compensation committee and board of directors approved certain amendments to the terms of employment of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer as follows: (i) with respect to the Kasbian Nuriel Chirich, Chairman of the board of directors, a 50% reduction in salary and a grant of options to purchase 200,000 ADSs representing 4,000,000 ordinary shares, (ii) with respect to Shai Yarkoni, Chief Executive Officer and member of the board of directors, a 25% reduction in salary and a grant of options to purchase 200,000 ADSs representing 4,000,000 ordinary shares, and with respect to Eyal Leibovitz, Chief Financial Officer, a 15% reduction in salary and a grant of options to purchase 150,000 ADSs representing 3,000,000 ordinary shares. The foregoing options will have an exercise price of $0.776 per ADS, a ten-year term and, subject to the executive’s continued employment with the Company on the applicable vesting date, vest over one-year in four equal installments except that in the case of change of control such options shall immediately vest.

On June 3, 2019, Michael Berelowitz, a member of the board of directors, notified the Company of his decision not to stand for re-election at the Company’s 2019 annual general meeting of shareholders due to his lack of support of the Company’s decision to pursue strategic alternatives.

On June 6, 2019, the Company entered into a consulting agreement with a financial advisor to advise the Company in connection with its consideration of strategic alternatives. In consideration of the services to be rendered, the Company agreed to issue to the financial advisor twelve-month warrants to purchase up to 112,044 ADSs representing 2,240,880 ordinary shares exercisable at $0.01 per ADS on a monthly basis for a period of six months, subject to the continuation of services of the financial advisor. The warrants and the underlying ADSs are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, since, among other things, the transaction did not involve a public offering.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: June 6, 2019		Title: Chief Financial Officer

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